EXHIBIT 4.1

AMENDMENT NO. 2 TO
CONVERTIBLE PROMISSORY NOTE
NO. 0209-6

This Amendment No. 2 to Convertible Promissory Note (the “Amendment”) is made and entered into as of July 14, 2010 by and between Lenco Mobile Inc., a Delaware corporation (the “Company”), and William Sarnoff (the “Holder”) with respect to the following facts:

A.           The Company issued to Holder that certain Convertible Promissory Note (No. 0209-7) in the principal amount of $100,000.00 (the “Note”).

B.           The Company and Holder now wish to amend the Note for the purposes of (i) extending the maturity date of the Note and (ii) modifying the payment terms.

In consideration of the foregoing premises and mutual covenants contained herein and in the Note, and intending to be legally bound, the parties to this Amendment agree as follows:

1.   Amendments to Promissory Note.  The provisions of the Note indicated below are hereby amended as follows:

(a)   Maturity Date and Payment.  Section 1 of the Promissory Note is deleted and replaced with the following:

“Section 1.  Maturity Date and Payment.  The outstanding principal amount of this Note shall be due and payable on January 16, 2011.”

(b)  Interest.  Section 2 of the Promissory Note is deleted and replaced with the following:

“Section 2.  Interest.  This Note shall bear interest at the annual rate of twelve percent (12%) which shall accrue and be added to the outstanding principal amount of this Note and accrued and unpaid interest shall be payable on the Maturity Date.  Notwithstanding the foregoing, if this Note shall not be paid or satisfied in full on the Maturity Date, this Note shall bear interest, commencing on the Maturity Date, at the rate of eighteen percent (18%) per annum until repaid (all such accrued interest collectively, the “Penalty Interest”) which shall be due and payable as and when accrued.”

2.   Waiver of Default.  Holder waives any default under the Note as a result of the Company’s failure to make any payments due under the Note prior to the date of this Amendment.

3.   Impact on Other Provisions.  All other terms and conditions of the Promissory Note not specifically amended by this Amendment shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

Lenco Mobile Inc.

By: /s/ Michael Levinsohn
Name: Michael Levinsohn
Title: President and Chief Executive Officer

Holder

/s/ William Sarnoff
William Sarnoff